Exhibit 99.1

Ming Shing Group Holdings Limited

NOTICE OF 2026 Extraordinary GENERAL MEETING

To be held on june 16, 2026

Notice is hereby given that Ming Shing Group Holdings Limited (the “Company”), a Cayman Islands exempted company with limited liability, will hold an extraordinary general meeting of the shareholders (the “Meeting”), remotely via the following Google Meet link: https://meet.google.com/nzh-pysh-whg on June 16, 2026 at 9:00AM Eastern Time, for the purpose of considering and, if thought fit, passing the following resolutions of the Company:

RESOLUTION 1:

It is resolved as an ordinary resolution that the authorised share capital of the Company be and is hereby increased from USD50,000 divided into 100,000,000 ordinary shares with USD0.0005 par value each (the “Ordinary Shares”) to USD25,000,000 divided into 50,000,000,000 Ordinary Shares with USD0.0005 par value each by the creation of additional 49,900,000,000 Ordinary Shares (the “Increase of Authorized Share Capital”).

RESOLUTION 2:

It is resolved as an ordinary resolution that, subject to approval by the shareholders of Resolution 1 (the Increase of Authorized Share Capital), the authorized share capital of the Company be and is hereby redesignated and reclassified from USD25,000,000 divided into 50,000,000,000 Ordinary Shares with USD0.0005 par value each to USD25,000,000 divided into 40,000,000,000 Class A ordinary shares with USD0.0005 par value each (the “Class A Ordinary Shares”) and 10,000,000,000 Class B ordinary shares with USD0.0005 par value each (the “Class B Ordinary Shares”) by taking the following steps (the “Share Redesignation”, together with the Increase of Authorized Share Capital, the “Share Reorganization”):

(i) all issued Ordinary Shares (except for 6,000,000 issued Ordinary Shares held by CHI MING LAM) be and hereby are redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Amended M&A (as defined below), and each being not convertible into any Class B Ordinary Shares unless approved by way of an ordinary resolution of the shareholders of the Company;

(ii) 6,000,000 issued Ordinary Shares held by CHI MING LAM be and hereby are redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis, each conferring the holder thereof one hundred (100) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Amended M&A; and each being convertible into one Class A Ordinary Shares at the option of the holder thereof, at any time after issue and without the payment of any additional sum; and

(iii) 39,993,025,000 authorized but unissued Ordinary Shares be and hereby are redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis and the remaining 9,994,000,000 authorized but unissued Ordinary Shares be and hereby are redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis.

RESOLUTION 3:

It is resolved as a special resolution that subject to approval by the shareholders of the Share Reorganization (including Resolution 1 (the Increase of Authorized Share Capital) and Resolution 2 (the Share Redesignation)), the third amended and restated memorandum and articles of association of the Company in the form as attached hereto as Appendix A (the “Amended M&A”) be and is hereby approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company with immediate effect to reflect, inter alias, the Share Reorganization (including the Increase of Authorized Share Capital and the Share Redesignation).

RESOLUTION 4:

It is resolved as an ordinary resolution that any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Reorganization (including the Increase of Authorized Share Capital and the Share Redesignation) and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Reorganization (including the Increase of Authorized Share Capital and the Share Redesignation), the adoption of the Amended M&A and the passing of the foregoing resolutions; and the Company’s transfer agent be instructed to update the shareholder list of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

RESOLUTION 5:

It is resolved as an ordinary resolution that the Meeting be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions.

The Board of Directors has fixed the close of business on May 8, 2026 as the record date for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

By Order of the Board of Directors,

By:	/s/ Wenjin Li
Name:	Wenjin Li
Title:	Chairman of the Board and Chief Executive Officer

May 11, 2026

A form of proxy has been included with this Notice.

NOTES:

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong or send copies of the foregoing by email to ir@ms100.com.hk, in each case marked for the attention of Ming Shing Group Holdings Limited, not later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the existing Second Amended and Restated Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the Meeting is one or more holders of not less than one-third of the outstanding shares which carry the right to vote at the Meeting.

7	“Ordinary Resolution” means a resolution passed by a simple majority of the votes cast by the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution.

8	“Special Resolution” means a resolution passed by a majority of at least two-thirds of the votes cast by the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of or against the resolutions or may abstain at his/her discretion.

10	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11	Any alterations made to this form must be initialed by you.

12	Voting will be conducted on a poll.

Ming Shing Group Holdings Limited

(the “Company”)

Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________ (number and class of shares)

appoint

________________________________________________________

of	________________________________________________________

as my/our proxy2 or failing him/her the duly appointed chairperson of the meeting, to vote for me/us and on my/our behalf at the 2026 extraordinary general meeting of the Company to be held remotely via the following Google Meet link: https://meet.google.com/nzh-pysh-whg on June 16, 2026 at 9:00AM Eastern Time and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

[1]	Full name(s) and address(es) to be inserted in block letters.

[2]	Insert name and address of the desired proxy in the spaces provided.

Resolutions:		For	Against	Abstain
1.	It is resolved as an ordinary resolution that the authorised share capital of the Company be and is hereby increased from USD50,000 divided into 100,000,000 ordinary shares with USD0.0005 par value each (the “Ordinary Shares”) to USD25,000,000 divided into 50,000,000,000 Ordinary Shares with USD0.0005 par value each by the creation of additional 49,900,000,000 Ordinary Shares (the “Increase of Authorized Share Capital”).	☐	☐	☐

2.

It is resolved as an ordinary resolution that, subject to approval by the shareholders of Resolution 1 (the Increase of Authorized Share Capital), the authorized share capital of the Company be and is hereby redesignated and reclassified from USD25,000,000 divided into 50,000,000,000 Ordinary Shares with USD0.0005 par value each to USD25,000,000 divided into 40,000,000,000 Class A ordinary shares with USD0.0005 par value each (the “Class A Ordinary Shares”) and 10,000,000,000 Class B ordinary shares with USD0.0005 par value each (the “Class B Ordinary Shares”) by taking the following steps (the “Share Redesignation”, together with the Increase of Authorized Share Capital, the “Share Reorganization”):

(i) all issued Ordinary Shares (except for 6,000,000 issued Ordinary Shares held by CHI MING LAM) be and hereby are redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Amended M&A (as defined below), and each being not convertible into any Class B Ordinary Shares unless approved by way of an ordinary resolution of the shareholders of the Company;

(ii) 6,000,000 issued Ordinary Shares held by CHI MING LAM be and hereby are redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis, each conferring the holder thereof one hundred (100) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Amended M&A; and each being convertible into one Class A Ordinary Shares at the option of the holder thereof, at any time after issue and without the payment of any additional sum; and

(iii) 39,993,025,000 authorized but unissued Ordinary Shares be and hereby are redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis and the remaining 9,994,000,000 authorized but unissued Ordinary Shares be and hereby are redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis.

		☐	☐	☐

3.	It is resolved as a special resolution that subject to approval by the shareholders of the Share Reorganization (including Resolution 1 (the Increase of Authorized Share Capital) and Resolution 2 (the Share Redesignation)), the third amended and restated memorandum and articles of association of the Company in the form as attached hereto as Appendix A (the “Amended M&A”) be and is hereby approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company with immediate effect to reflect, inter alias, the Share Reorganization (including the Increase of Authorized Share Capital and the Share Redesignation).	☐	☐	☐

4.	It is resolved as an ordinary resolution that any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Reorganization (including the Increase of Authorized Share Capital and the Share Redesignation) and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Reorganization (including the Increase of Authorized Share Capital and the Share Redesignation), the adoption of the Amended M&A and the passing of the foregoing resolutions; and the Company’s transfer agent be instructed to update the shareholder list of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.	☐	☐	☐

5.	It is resolved as an ordinary resolution that the Meeting be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions.	☐	☐	☐

Dated:

Executed by:

Signature of shareholder Name of Authorized Officer/Attorney:[3]

[3]	To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.